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                               August 11, 2022

       Ken Rice
       Chairman and Chief Financial Officer
       Next Bridge Hydrocarbons, Inc.
       6300 Ridglea Place, Suite 950
       Fort Worth, TX 76116

                                                        Re: Next Bridge
Hydrocarbons, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 15, 2022
                                                            File No. 333-266143

       Dear Mr. Rice:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors, page 7

   1. In light of the legal proceedings you discuss at page 53, please provide a risk factor to address risks which
could result from adverse litigation outcomes, if material.
   2. In light of the auditor's report statement at page F-1 that the factors it mentions "raise substantial doubt about
the Company   s ability to continue as a going concern," please
                                                        include a corresponding
risk factor. We note at page F-6 that as of December 31, 2021, the
                                                        Company has yet to
achieve profitable operations.
 Ken Rice
FirstName
Next BridgeLastNameKen  Rice
            Hydrocarbons, Inc.
Comapany
August 11, NameNext
           2022      Bridge Hydrocarbons, Inc.
August
Page 2 11, 2022 Page 2
FirstName LastName
Our Properties, page 39

3. We note you disclose the gross and net number of wells drilled on a cumulative basis at
         December 31, 2020, for fiscal 2021, and on a cumulative basis at December 31, 2021. To comply with Item 1205 of Regulation S-K, please revise your presentation format to present the number of wells specifically drilled during each annual period, e.g. wells drilled during fiscal 2020 and wells drilled during fiscal 2021, respectively.
4.       Please expand your disclosure to clarify if your    test    wells were
drilled with the intent of
         being completed, if successful, for hydrocarbon production or if any of these wells after drilling were or will be competed in the future for the purpose of hydrocarbon production.
         If none of your    test    wells were drilled with the intent of being
completed for
         hydrocarbon production, please remove them from your summary of productive wells or tell us why a revision is not needed. Refer to the definition of a stratigraphic test well in
         Rule 4-10(a)(30) of Regulation S-X and the definition of a productive well in Item
         1208(c)(3) of Regulation S-K.
5. To comply with Item 1208(a) of Regulation S-K, please revise your presentation format to present the number of gross and net productive wells at the end of the current fiscal year, expressed separately as either oil or gas based on the primary product to be produced
         rather than as    combination-oil and gas.
6. Please expand your disclosure to address your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance as of a date at the end of the most recent fiscal year or as close to the date you file your Registration Statement as possible.
         As part of your expanded disclosure, describe the nature of the activities related to the
         $1,084,285 in development costs incurred in the three months ended March 31, 2022.
         Refer to the disclosure requirements in Item 1206 of Regulation S-K. Oil and Gas Reserves, page 41

7.       We note that Masterson Hazel Partners (MHP) is entitled to receive all
of the Company   s
         net revenues from the Hazel Project wells for the recoupment of their drilling, completing, and operating costs associated with the wells until such time as payout occurs. We also note the third party engineering reserve report was prepared without the inclusion of the
         payout terms for MHP   s recoupment of its development costs. Please
obtain and file a
         revised reserve report, and make revisions as necessary to your disclosed reserves to give effect to the terms and conditions in the MHP agreement. Refer to the requirements in
         Item 1201(c) of Regulation S-K, Rule 4-10(a)(26) of Regulation S-X, and FASB ASC
         932-235-50-4.
 Ken Rice
Next Bridge Hydrocarbons, Inc.
August 11, 2022
Page 3
Management, page 55

8. Please provide additional details where appropriate for each named officer, director, or key employee with regard to their principal occupations and employment for the past five years where such information is currently omitted. See Item 401(e) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yong Kim, Staff Accountant at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer at
202-551-4727 or John Hodgin, Petroleum Engineer at 202-551-3699 on comments regarding engineering matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Timothy
S. Levenberg, Special Counsel at 202-551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameKen Rice
                                                           Division of
Corporation Finance
Comapany NameNext Bridge Hydrocarbons, Inc.
                                                           Office of Energy &
Transportation
August 11, 2022 Page 3
cc:       Ashley Thurman
FirstName LastName